Exhibit 11

                       ENRON CORP. AND SUBSIDIARIES
                     Calculation of Earnings Per Share
                                (Unaudited)


                                                        Three Months Ended
                                                             March 31,
                                                         1994        1993
                                                       (in thousands except
                                                        per share amounts)

Primary Earnings Per Share
  Earnings on common stock
     Net income                                        $173,063     $146,229
     Preferred stock dividends                           (3,722)      (4,521)
                                                       $169,341     $141,708

  Average number of common shares outstanding           242,483      237,530

  Primary earnings per share of common stock           $   0.70     $   0.60

Fully Diluted Earnings Per Share
  Adjusted earnings on common stock
     Net income                                        $173,063     $146,229
     Preferred stock dividends                           (3,722)      (4,521)
     Add back:
       Dividends on convertible preferred stock           3,722        4,521
                                                       $173,063     $146,229

  Average number of common shares outstanding
   on a fully diluted basis
     Average number of common shares outstanding        242,483      237,530
     Additional shares issuable upon:
       Conversion of preferred stock                     19,766       24,135
       Exercise of stock options reduced by the number
        of shares which could have been purchased with
        the proceeds from exercise of such options        4,003        3,879
                                                        266,252      265,544

  Fully diluted earnings per share of common stock     $   0.65     $   0.55
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